Exhibit 99.2
August 17, 2009
Mr. William Wagner
President and CEO
Northwest Bancorp, Inc. (MHC)
Northwest Savings Bank
100 Liberty Street
Warren, PA 16365
Dear Bill:
Based upon our recent discussions, FinPro, Inc. (“FinPro”) is pleased to submit this proposal to assist Northwest Savings Bank (“the Bank”) and Northwest Bancorp, Inc. (MHC) (“the Company”) in compiling a Strategic Business Plan designed to enhance value utilizing June 30, 2009 financials.
FinPro is the number one provider of strategic planning services to Mutual Holding Company second step conversions and therefore has an unparalleled knowledge and expertise regarding these transactions. Additionally, FinPro has substantial competitive and M&A knowledge in the Company’s market area and the institutions operating within that market. As capital deployment will be a major thurst of the Plan, FinPro’s knowledge will serve invaluable in the planning process. Finally, FinPro has intimate knowledge of the Company through its prior engagements and working relationship.
1. Scope of Project
The Plan will be specifically designed to build and measure value for a five-year time horizon. As part of the Plan compilation, the following major tasks will be included:
•	assess the regulatory, social, political and economic environment;

•	analyze the existing Company’s markets from a demographic and competitive standpoint;

•	document the internal situation assessment;

•	analyze the current ALM position;

•	analyze the CRA position;

•	compile a historical trend analysis;

•	perform detailed peer performance and comparable analysis;

•	assess the Bank from a capital markets perspective including comparison to national, regional, and similar size organizations;

•	identify and document strengths and weaknesses;

•	document the objectives and goals;
20 Church Street • P.O. Box 323 • Liberty Corner, NJ 07938-0323 • Tel: 908.604.9336 • Fax: 908.604.5951
finpro@finpronj.com • www.finpronj.com

•	document strategies;

•	map the Bank’s general ledger to FinPro’s planning model;

•	compile five year projections of performance;

•	perform multiple stress tests on the plan; and

•	prepare assessment of strategic alternatives to enhance value.
As part of this process, FinPro will conduct modeling and planning sessions with the Company’s management in order to establish the situation assessment of the Company and analyze different plan scenarios. FinPro will also conduct a planning session with the Company’s Board to discuss the recommended plan scenario and its alternatives.
2. Requirements of the Bank
To accomplish the tasks set forth in this proposal, the following information and work effort is requested of the Bank and the Company:
•	provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank.

•	allow FinPro the opportunity, from time to time, to discuss the operation of the Bank business with bank personnel.

•	promptly advise FinPro of any material or contemplated material transactions which may have an effect on the day-to-day operations of the Bank.

•	have system download capability.

•	promptly review all work products of FinPro and provide necessary sign-offs on each work product so that FinPro can move on to the next phase.

•	provide FinPro with office space, when FinPro is on-site, to perform its daily tasks. The office space requirements consist of a table with at least two chairs along with access to electrical outlets for FinPro’s computers and a high speed internet connection.
3. Term of the Agreement and Staffing
It is anticipated that it will take approximately three to four weeks of elapsed time to complete the tasks outlined in this proposal. During this time, FinPro will be on-site at the Company’s facilities on a regular basis, during normal business hours. Any future work that would require extra expense to the Company will be proposed on separately from this engagement prior to any work being performed. Don Musso will actively manage this engagement.

4. Fees and Expenses
Fees:
FinPro has reduced its fee for a planning engagement of this size and scope, from $90,000 to $50,000, due to the relationship FinPro has with the Company and the Bank.
FinPro fees to complete the tasks outlined in this proposal will be as follows:

Strategic Business Plan	$50,000
FinPro’s fee for this engagement is $50,000 (plus all out-of-pocket and pass-through expenses as outlined below). This fee shall be payable as follows:
•	$25,000 retainer payable at signing of this agreement;

•	$15,000 payable at the end of modeling sessions with management; and

•	Remainder of the strategic business plan and all final expenses payable upon final business plan delivery.
Expenses:
In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to promptly (but not less than quarterly) reimburse FinPro for the following:
1.	Out-of-Pocket — all of FinPro’s reasonable travel and other out-of-pocket expenses incurred in connection with FinPro’s engagement. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.
2.	Data Cost — There is a pass through cost for competitor financial/regulatory data which is equal to $1,000.
FinPro has included with this proposal an executed confidentiality agreement with the Bank. The Bank acknowledges that all opinions, valuations and advice (written or oral) given by FinPro to the Bank in connection with FinPro’s engagement are intended solely for the benefit and use of the Bank (and its directors, management, and attorneys) in connection with the matters contemplated hereby and the Bank agrees that no such opinion, valuation, or advice shall be used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Bank (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

This proposal will expire 30 days from this date unless accepted by you in accordance with the terms below. Any changes to this proposal will require FinPro, Inc. approval.
Please sign and return one of the original copies of this agreement along with the retainer to indicate acceptance of the agreement. We hope that we might be selected to work with the Bank on this endeavor and are excited about building a relationship with the Bank.
Pursuant to our prior conversation regarding this engagement, if you should have any questions please contact me on my mobile phone at 908-217-3209.
By,

/s/ Donald J. Musso	/s/ William Wagner

Donald J. Musso President FinPro, Inc.	William Wagner President and CEO Northwest Bancorp, Inc. (MHC) Northwest Savings Bank

August 17, 2009	August 17, 2009

Date	Date

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